EXHIBIT 99.1

For Immediate Release	Date: October 16, 2019
19-31-TR

Teck Announces Vice President Appointments

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Ian Anderson as Vice President, Logistics and André Stark as Vice President, Marketing, with responsibility for Coal and Base Metals.

As Vice President, Logistics, Mr. Anderson will be responsible for coordinating Teck’s overall logistics strategy and implementing a cost efficient supply chain.

Mr. Anderson joined Teck in 2003, and since then has held numerous positions across Teck in HR, Logistics and operational functions, including most recently General Manager, Coal Logistics. He holds a Bachelor of Arts in Political Science from the University of British Columbia.

As Vice President, Marketing, with responsibility for Coal and Base Metals, Mr. Stark will be responsible for developing and implementing Teck’s marketing and sales strategy.

Mr. Stark joined Teck in 2012 as Director, Marketing, Coal and was appointed Head, Marketing, Coal in 2018. He holds a Higher National Diploma in Industrial Engineering from the Cape Peninsula University of Technology, a Bachelor of Commerce in Accounting and Information Systems from the University of South Africa and a Master of Business Administration in Finance from Stellenbosch University.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources
Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com
Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com